Exhibit 99.1

 Tremor International Reports Record Results for the Three and Six Months Ended June 30, 2021

-Programmatic Revenue increased 196% in Q2 driven by 280% growth in CTV, representing strong organic growth

TEL-AVIV, Israel – August 19, 2021 – Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in Video and Connected TV ('CTV') advertising, offering an end-to-end technology platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory, announced today its financial results for the three and six months ended June 30, 2021.

“I am pleased to report that the first half of 2021 further validated Tremor’s strategy of developing an end-to-end technology platform and our focus on Video, CTV and data. This impressive revenue growth, which we believe is one of the highest across our peer group, affirms our continued investment in product innovation and business development,” said Ofer Druker, Chief Executive Officer of Tremor. “I am equally proud that the entirety of the growth we achieved in the first half of 2021 was organic and as a result of increased client spending on programmatic advertising. Increasingly, Tremor is empowering our clients to deliver impactful brand stories to targeted, relevant audiences globally.”

Mr Druker concluded, “The successful capital raise through our U.S. IPO and concurrent listing of our shares on NASDAQ in June represents a milestone achievement for Tremor and a de-facto endorsement from our shareholders.”

Second Quarter 2021 Financial Highlights ($ in millions, except per share amount)

	Three months ended June 30			Six Months ended June 30
	2021	2020	%	2021	2020	%
IFRS highlights
Revenues	81.4	35.7	128%	152.4	74.3	105%
Programmatic Revenues	67.5	22.8	196%	123.2	50.0	146%
Operating Profit/(Loss)	21.2	(13.8)	254%	36.4	(31.5)	216%

Total Comprehensive Income/(Loss)	24.4	(12.7)	293%	36.4	(29.6)	223%
Diluted EPS	0.17	(0.09)	292%	0.26	(0.19)	234%

Non-IFRS highlights
Contribution ex-TAC	73.7	28.5	159%	136.7	60.6	126%

Adjusted EBITDA	37.3	1.2	2,930%	64.8	1.8	3,545%
Adjusted EBITDA Margin	51%	4%	1,070%	47%	3%	1,516%

Non-IFRS net Income (Loss)	32.8	(3.2)	1,111%	50.2	(5.7)	983%
Non-IFRS Diluted EPS	0.23	(0.02)	1,054%	0.35	(0.04)	935%

Second Quarter and H1 Highlights

o	Record Financial Performance Underpinned by Significant Programmatic Activity
Strong growth in Programmatic activity reinforces the Company’s strategy to create an end-to-end platform while leveraging technology, data and business intelligence. Momentum buoyed by strong performance in video across all screens, fuelled by CTV:
o	Q2 Contribution ex-TAC increased 159% to $73.7 million, compared to Q2 2020
o	H1 Contribution ex-TAC increased by 126% to $136.7 million year-over-year
o	Q2 Programmatic Revenue increased 196% to $67.5 million, compared to Q2 2020, driven by continued strong performance in CTV
o	H1 Programmatic Revenue increased 146% to $123.2 million year-over-year
o	Q2 Adjusted EBITDA increased 2,930% to $37.3 million year-over-year, compared to Q2 2020
o	H1 Adjusted EBITDA increased 3,545% to $64.8 million year-over-year

o	Continued Growth in CTV and Video Spending
CTV remains a strategic focus for Tremor as the industry continues to shift towards programmatic buying.
o	CTV Revenue grew by 280% to $20.9 million in Q2 2021, compared to the same period in 2020
o	CTV accounted for 28% of total Contribution ex-TAC in Q2 2021 compared to 19% in the same period in 2020
o	Video represented 81% of total Contribution ex-TAC in H1 2021, up from 69% in H1 2020

o	Strengthened Balance Sheet and Exposure to U.S. Capital Markets
o
On June 22, 2021, Tremor successfully raised $128.6 million (plus an additional $19.3 million in gross proceeds through underwriters’ exercising of its over-allotment option), before deducting underwriting discounts and commissions when its American Depositary Shares (ADSs) began trading on the NASDAQ Global Market under the ticker symbol “TRMR.”

o	NASDAQ listing expected to provide the Company with greater visibility in the marketplace and to better position it to raise additional capital in the future.
o	The Company intends to use the net proceeds from this offering for working capital, general corporate purposes and to fund incremental growth, including possible acquisitions in the future
o	Cash and cash equivalents of $275.5 million and zero debt as of June 30, 2021

o	Expanding Omnichannel Solution
Tremor empowers advertisers to complement their video campaigns with premium listening environments through programmatic audio.
o	Ability to run standard or tag-based audio campaigns with our supply partners such as AdsWizz, Pandora and Spotify
o	Ability to target smart speakers like Amazon Echo and Google Home through connected device targeting

o	Expanded Partnership Roster and Achieved Important Business Wins
o	New partnerships with Tegna, Rakuten Viki and A&E
o	Completed support for LiveRamp's IdentityLink solution and Unified ID 2.0 in the Exchange to facilitate industry initiatives to support a cookie-less world
o	Launched in-house TV retargeting and measurement solution that provides brand advertisers the ability to reach and engage TV viewing audiences at scale with Data-Driven Video Creative (DDC)
o	Tr.ly Creative has provided support this year to leading brands that include: Amazon, The Home Depot, Walgreens, NewsUK (including the Sun and Times Radio), Lego, Disney, McDonalds and Norton

Financial Guidance

Our guidance assumes that the global economy continues to recover and we do not have any major COVID-19-related setbacks that may cause economic conditions to deteriorate or otherwise significantly reduce advertiser demand. Accordingly, we estimate the following:

Third Quarter 2021 outlook summary:

o	Contribution ex-TAC of at least $75 million
o	Adjusted EBITDA of approximately $37 million

Management remains confident in the medium to long-term prospects of the Company with Tremor well-placed to further benefit from the ongoing resurgence in the global digital advertising industry.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments, and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of net loss to Adjusted EBITDA," "Reconciliation of net loss to non-IFRS income (loss)," and "Reconciliation of IFRS loss per share to non-IFRS income (loss) per share" included as part of this press release.

o
Contribution ex-TAC- Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA- We define as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business

o	Adjusted EBITDA margin - we define as Adjusted EBITDA as a percentage of Contribution ex-TAC

o
Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share - We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation, cash and non-cash based acquisition and related expenses, including amortization of acquired intangible assets, merger related severance costs, transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and potential shares issued under the Employee Stock Purchase Plan, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings (loss) per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income (loss)

First Half 2021 Financial Results Webcast and Conference Call Details

Webcast Details:

•	Tremor International Q2 2021 and H1 2021 Earnings Webcast
•	Thursday, August 19, 2021 at 6:00 AM (PT) / 9:00 AM (ET) and 2:00 PM (BST)
•	A live and archived webcast will be made available via Tremor’s Investor Relations website at
https://investors.tremorinternational.com/events/event-details/tremor-international-second-quarter-2021-and-h1-2021-earnings-webcast
•	A full transcript of the webcast will also be made available on the Company’s website today ahead of the webcast commencing

Participant Dial-In Number:

•	US/CANADA Participant Toll-Free Dial-In Number: (844) 692-7011
•	INTERNATIONAL Participant Dial-In Number: (929) 517-0922
•	Conference ID: 3026147

For further information please contact:

Tremor International Ltd Ofer Druker, Chief Executive Officer Sagi Niri, Chief Financial Officer	via Vigo Consulting
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh / Alain Dobkin / Nick Adams / Richard Short	Tel: +44 20 7710 7600

Vigo Consulting Jeremy Garcia / Antonia Pollock U.S Investor Relations Todd Fromer KCSA Strategic Communications tfromer@kcsa.com	Tel: +44 20 7390 0230
About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV.  Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands.

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended.  Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements.  All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the continued shift in the industry towards programmatic buying, the growth of CTV, benefits of  any of Tremor’s commercial partnerships and any other statements related to Tremor’s future financial results. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic and how those developments may adversely impact Tremor’s business, customers and the markets in which Tremor competes, changes in industry trends, other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s Registration Statement on Form F-1, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on June 17, 2021. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Adjusted EBITDA Reconciliation

	Three months ended June 30			Six Months ended June 30
	2021	2020	%	2021	2020	%
($ in thousands)
Net Income (Loss)	24,069	(11,782)	304%	36,943	(26,041)	242%
Taxes on income	(3,427)	(1,888)		(1,838)	(4,471)
Financial expense (income), net	599	(114)		1,311	(1,002)
Depreciation and amortization	10,029	10,563		19,912	22,023
Stock-based compensation	2,610	3,333		4,951	8,561
Restructuring & Acquisition costs	314	1,120		434	2,709
IPO related one-time costs	3,133	--		3,133	--
Adjusted EBITDA	37,327	1,232	2,930%	64,846	1,779	3,545%

Contribution ex-TAC Reconciliation

	Three months ended June 30			Six Months ended June 30
	2021	2020	%	2021	2020	%
($ in thousands)
Revenues	81,379	35,685	128%	152,388	74,296	105%
Cost of revenues (exclusive of depreciation and amortization)	(17,238)	(15,227)		(34,930)	(28,485)
Depreciation and amortization attributable to Cost of Revenues	(4,012)	(4,729)		(8,199)	(9,736)
Gross profit (IFRS)	60,129	15,729	282%	109,259	36,075	203%
Depreciation and amortization attributable to Cost of Revenues	4,012	4,729		8,199	9,736
Cost of revenues (exclusive of depreciation and amortization)	17,238	15,227		34,930	28,485
Performance media cost	(7,632)	(7,178)	6%	(15,653)	(13,677)	14%
Contribution ex-TAC (Non-IFRS)	73,747	28,507	159%	136,735	60,619	126%

Non-IFRS Net Income Reconciliation

	Three months ended June 30			Six Months ended June 30
	2021	2020	%	2021	2020	%
($ in thousands)
Net Income (Loss)	24,069	(11,782)	304%	36,943	(26,041)	242%
Acquisition and related items, including amortization of acquired intangibles and restructuring	7,065	7,531		13,653	15,561
Stock-based compensation expense	2,610	3,333		4,951	8,561
IPO related one-time costs	3,133	--		3,133	--
Tax effect of Non-GAAP adjustments (1)	(4,117)	(2,323)		(8,442)	(3,771)
Non-IFRS Income (Loss)	32,760	(3,241)	1,111%	50,238	(5,690)	983%

Weighted average shares outstanding—diluted (in millions) (2)	143.8	135.6		142.1	134.4

Non-IFRS diluted EPS (in USD)	0.23	(0.02)	1,054%	0.35	(0.04)	935%

(1)	Non-IFRS income (loss) includes the estimated tax impact from the expense items reconciling between net loss and non-IFRS income (loss)
(2)
Non-IFRS earnings (loss) per share is computed using the same weighted-average number of shares that are used to compute GAAP earnings (loss) per share in periods where there is both a non-GAAP loss and a GAAP net loss

Review Report of the Independent Auditors to the Shareholders of Tremor International Ltd.

Introduction

We have reviewed the accompanying financial information of Tremor International Ltd. and its subsidiaries (hereinafter - “the Company”) comprising the condensed consolidated interim statement of financial position as of June 30, 2021,  the related condensed consolidated interim statements of comprehensive income for the six and three month periods then ended and the related condensed consolidated interim statements of changes in equity and cash flows for the six-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements (Israel)2410 , "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

Somekh Chaikin
Member Firm of KPMG International

August 19, 2021

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	June 30	December 31
	2021	2020
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	275,544	97,463
Trade receivables, net	139,676	153,544
Other receivables	17,138	17,615
Current tax assets	1,507	2,029

TOTAL CURRENT ASSETS	433,865	270,651

Fixed assets, net	3,003	3,292
Right-of-use assets	16,330	18,657
Intangible assets, net	210,854	224,500
Deferred tax assets	35,408	31,717
Other long term assets	1,630	1,834

TOTAL NON-CURRENT ASSETS	267,225	280,000

TOTAL ASSETS	701,090	550,651

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	7,230	9,047
Trade payables	133,045	125,863
Other payables	43,909	47,122
Current tax liabilities	4,379	3,162

TOTAL CURRENT LIABILITIES	188,563	185,194

Employee benefits	501	495
Long-term lease liabilities	10,461	12,162
Deferred tax liabilities	12,821	15,963
Other long term liabilities	4,542	7,824

TOTAL NON-CURRENT LIABILITIES	28,325	36,444

TOTAL LIABILITIES	216,888	221,638

SHAREHOLDERS’ EQUITY:
Share capital	429	380
Share premium	383,457	264,831
Other comprehensive income	2,837	3,330
Retained earnings	97,479	60,472

TOTAL SHAREHOLDERS’ EQUITY	484,202	329,013

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	701,090	550,651

Chairman of the Board of Directors	Chief Executive Officer	Chief Finance Officer

Date of approval of the financial statements: August 19, 2021
The accompanying notes are an integral part of these Condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2021	*2020	2021	2020
	USD thousands		USD thousands

Revenues	152,388	74,296	81,379	35,685
Expenses:
Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	34,930	28,485	17,238	15,227
Research and development expenses	6,808	6,484	3,405	2,963
Selling and marketing expenses	36,519	33,010	18,469	14,841
General and administrative expenses	18,003	15,808	11,197	5,875
Depreciation and amortization**	19,912	22,023	10,029	10,563
Other Income	(200)	-	(200)	-
Total Expenses	115,972	105,810	60,138	49,469

Operating Profit (Loss)	36,416	(31,514)	21 ,241	(13,784)

Financing income	(173)	(1,362)	(87)	(258)
Financing expenses	1,484	360	686	144

Financing expenses (income), net	1,311	(1,002)	599	(114)

Profit (Loss) before taxes on income	35,105	(30,512)	20,642	(13,670)

Tax benefit	1,838	4,471	3,427	1,888

Profit (loss) for the period	36,943	(26,041)	24,069	(11,782)

Other comprehensive income items:
Foreign currency translation differences for foreign operation	(493)	(3,511)	343	(878)

Total other comprehensive income (loss)	(493)	(3,511)	343	(878)

Total comprehensive income (loss)	36,450	(29,552)	24,412	(12,660)

Earnings (loss) per share
Basic earnings (loss) per share (in USD)	0.272	(0.194)	0.175	(0.087)
Diluted earnings (loss) per share (in USD)	0.260	(0.194)	0.167	(0.087)

*Restated. See Note 1a.
** Comparative information has been reclassified. Depreciation and amortization is mainly attributed to intangible assets and right-of-use assets.  See note 2c.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2021	380	264,831	3,330	60,472	329,013
Total Comprehensive income (loss) for the period
Profit for the period	-	-	-	36,943	36,943
Other comprehensive Income:
Foreign Currency Translation	-	-	(493)	-	(493)

Total comprehensive Income (loss) for the period	-	-	(493)	36,943	36,450

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	-	-	-	64	64
Issuance of shares net of issuance costs of $11.9million	41	118,054			118,095
Own shares acquired	(3)	(6,640)	-	-	(6,643)
Share based payments	-	6,912	-	-	6,912
Exercise of share options	11	300	-	-	311

Balance as of June 30, 2021	429	383,457	2,837	97,479	484,202

Balance as of January 1, 2020	351	240,989	494	58,778	300,612
Total Comprehensive loss for the period
Loss for the period	-	-	-	(26,041)	(26,041)
Other comprehensive Income:
Foreign currency translation	-	-	(3,511)	-	(3,511)

Total comprehensive loss for the period	-	-	(3,511)	(26,041)	(29,552)

Transactions with owners, recognized directly in equity
Own shares acquired	(8)	(5,172)	-	-	(5,180)
Issuance of shares in Business Combination	25	14,092	-	-	14,117
Share based payments	-	8,346	-	-	8,346
Revaluation of liability for put option on non-controlling interests				(110)	(110)
Exercise of share options	12	548	-	-	560

Balance as of June 30, 2020	380	258,803	(3,017)	32,627	288,793

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months ended June 30
	2021	2020
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	36,943	(26,041)
Adjustments for:
Depreciation and amortization	19,912	22,023
Net financing expense (income)	1,235	(1,131)
Loss on sale of fixed assets	6	-
Gain on leases change contracts	(307)	(2,843)
Share-based payment	4,951	8,561
Gain on sale of business unit	(200)	-
Tax benefit	(1,838)	(4,471)

Change in trade and other receivables	15,677	43,244
Change in trade and other payables	259	(31,849)
Change in employee benefits	4	(40)
Income taxes received	1,940	903
Income taxes paid	(1,680)	(1,047)
Interest received	170	290
Interest paid	(311)	(404)

Net cash provided by operating activities	76,761	7,195

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits	(205)	185
Leases Receipt	1,625	1,279
Repayment of long-term loans	-	817
Acquisition of fixed assets	(1,770)	(393)
Acquisition and capitalization of intangible assets	(2,484)	(2,438)
Acquisition of subsidiaries, net of cash acquired	-	6,227
Proceeds from sale of business unit	152	-

Net cash provided by (used in) investing activities	(2,682)	5,677

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(6,643)	(5,180)
Issuance of shares, net of issuance costs	118,446	-
Payment of call/put option	(2,414)	-
Proceeds from exercise of share options	311	560
Leases repayment	(5,537)	(8,058)

Net cash provided by (used in) financing activities	104,163	(12,678)

Net increase in cash and cash equivalents	178,242	194

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	97,463	79,047

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(161)	(98)

CASH AND CASH EQUIVALENTS	275,544	79,143

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	Reporting entity:

Tremor International Ltd. (the “Company” or “Tremor International”), formerly known as Taptica International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are listed on the AIM Market of the London Stock Exchange and the American Depositary Shares ("ADSs") each of which represents two ordinary shares of the Company, represented by the American Depositary Receipts ("ADR") are listed on the Nasdaq Capital Market (see Note 1d). The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

Tremor International is a global Company offering an end-to-end software platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) at scale. Tremor Video Inc. (“Tremor Video’’), a wholly owned subsidiary, is the Company’s Demand Side Platform (“DSP”) providing full-service and self-managed marketplace access to advertisers and agencies in order to execute their digital marketing campaigns in real time across various ad formats. Unruly Group, LLC (Former name RhythmOne, LLC), provide access to the Sell Side Platform (“SSP”) which is designed to monetize digital inventory for publishers and app developers by enabling their content to have the necessary code and requirements for programmatic advertising integration. The SSP provides access to significant amounts of data, unique demand, and a comprehensive product suite to drive more effective inventory management and revenue optimization. The Company also provides a Data Management Platform (“DMP”) solution which integrates both DSP and SSP solutions enabling advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns.

Tremor International Ltd. is headquartered in Israel and maintains offices throughout the US, Canada, EMEA and Asia-Pacific.

b.
On April 1, 2019, the Company completed an acquisition transaction with RhythmOne and on January 4, 2020, the Company completed an acquisition transaction with Unruly. Following the acquisition of RhythmOne and Unruly, the Company invested and developed capabilities both in the DSP and SSP solutions which launched in 2020 to offer an end-to-end platform that provides customers access to an advertising marketplace in an efficient and scalable manner utilizing machine learning, artificial intelligence and advanced algorithms As a result of those acquisitions and their influence on the Company’s operation and other changes in the industry practice, the Company has changed revenue presentation as of 2020 to a net basis with respect to its programmatic activity (see Note 3K in annual financial statements).  Consequently, comparative information has been restated to correct the error as follows:

	Six months ended
	June 30 2020(unaudited)
	As presented
	in the past	Effect of	As presented in
	financial	retrospective	these financial
	statements	adjustment	statements
	USD thousand
Revenues	136,500	62,204	74,296
Cost of revenues	90,689	62,204	28,485

c.
The COVID-19 pandemic continues to create business and economic uncertainty and volatility and is expected to continue to impact the global economy, disrupted global supply chains and work force participation and created volatility and disruption of financial markets impacted mainly the Company's operation during the first half of fiscal year 2020. The extent of the impact of COVID-19 pandemic on the Company's operational and financial performance is monitoring by the Company and will depend on future developments, which are highly uncertain and cannot be predicted, including but not limited to, the duration and spread of the pandemic.

d.	Material events in the reporting period:

On June 22, 2021, the Company completed its initial public offering in the U.S. of 6,768,953 American Depositary Shares ("ADSs"), at a public offering price of $19.00 per ADS, for aggregate proceeds of $128.6 million before deducting underwriting discounts and commissions (the “Nasdaq IPO”). Each ADS represents two Ordinary Shares of the Company. The ADSs began trading on the Nasdaq Global Market on June 18, 2021, under the ticker symbol “TRMR”.  The Company also granted the underwriters of the Nasdaq IPO a 30-day option to purchase additional up to 1,015,342 ADSs from the Company at the initial public offering price of $19.00 per ADS, which the underwriters subsequently exercised in full on July 15, 2021. See Note 9.

Effective upon completion of the Nasdaq IPO, on June 22, 2021, the Company granted an aggregate of 4,725,000 Restricted Share Units (“RSUs”) and 2,025,000 Performance Share Units (“PSUs”) to its three Executive Directors, Ofer Druker, Yaniv Carmi and Sagi Niri, pursuant to the terms of the Company’s 2017 Equity Incentive Plan and the Company’s Global Share Incentive Plan (2011). The grant of the RSUs and PSUs awards was approved by the Company’s shareholders on April 30, 2021 (subject to the completion of the Nasdaq IPO). The RSU awards vest gradually over a period of three years, with 8.33% of each such grant vesting each quarter, subject to the executive continuing to be employed by a Company group member on the applicable vesting date. The PSU awards vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) the executive continuing to be employed by a Company group member on the applicable vesting date, and (ii) compliance with performance-based metrics determined by the Compensation Committee of the Board of Directors of the Company.

The fair value of each RSU and PSU granted to the Executive Directors as of April 30, 2021, is 720 pence (approximately $10.02) per Ordinary Share, based on the market value of the Company’s quoted Ordinary Shares on AIM.

The estimated aggregated cost of the 4,725,000 RSUs and 2,025,000 PSUs awards, assuming 100% vesting, will be approximately $67 million over the three-year vesting period commencing June 22, 2021.

In addition, effective upon completion of the  Nasdaq IPO on June 22, 2021, the Company’s three Executive Directors are entitled to a special bonus in recognition for their special contribution to the completion of the Nasdaq IPO in the amount of $500,000, as approved by the Company’s shareholders on April 30, 2021 (subject to the completion of the Nasdaq IPO). The special bonuses payable to the Executive Directors were part of an aggregate $3 million special bonus for the Company executives and employees, as approved and allocated by the Company’s Board of Directors (out of an aggregate $5 million that was initially approved).

On April 22, 2021, the Company’s shareholders also approved an increase of 6,500,000 Ordinary Shares to the aggregate available pool of the Company’s 2017 Equity Incentive Plan and the Company’s Global Share Incentive Plan (2011) (with 80% of the increase allocated to the 2017 Plan and 20% of the increase allocated to the 2011 Plan).

e.	Definitions:

In these financial statements –

The Company	-	Tremor International Ltd and its subsidiaries

Subsidiaries	-
Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company such as Unruly Group, LLC, Unruly Holding Ltd, Tremor Video Inc.

Related party	-	As defined by IAS 24, “Related Party Disclosures”.

NOTE 2:          BASIS OF PREPARATION

a.	Statement of compliance:

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2020 (hereinafter – “the annual financial statements”).

The condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 19, 2021.

b.	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management of the Company to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

c.	Classification of expenses:

The Company reclassified the depreciation and amortization expenses that is mainly attributed to intangible assets and right-of-use assets to a separate line in the statements of operation and other comprehensive income named: “Depreciation and amortization”. Management believes that presenting depreciation and amortization separately is more meaningful and relevant to an understanding of the Company’s financial performance.

NOTE 3:           SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its annual financial statements, there was no change in accounting policies or any new relevant standards during the quarter.

NOTE 4:           SHAREHOLDERS’ EQUITY

Issued and paid-in share capital:

	Ordinary Shares
	2021	2020
	Number of shares

Balance as of January 1	133,916,229	124,223,182
Own shares held by the Group	(917,998)	(2,833,395)
Share based compensation	3,741,234	4,170,129
Issuance of shares in IPO *	13,537,906	-
Shares issued in business combination **	-	8,525,323

Issued and paid-in share capital as of June 30	150,277,371	134,085,239

Authorized share capital	500,000,000	300,000,000

Rights attached to share:

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

Issuing new public shares:

* See Note 1b

**Following the acquisition of Unruly, the Company issued 8,525,323 shares at a quoted price of GBP 1.51 (USD 1.98) per share to former Unruly shareholders which became admitted to trading on AIM on January 10, 2020, and are subject to a 18-months lock-up.

NOTE 5:	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share:

The calculation of basic earnings (loss) per share for the six and three months periods ended June 30, 2021 and 2020 was based on the profit for the periods divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit for the period:

	Six months ended June 30 (unaudited)
	2021	2020
	USD thousands

Profit (loss) for the period	36,943	(26,041)

	Three months ended June 30 (unaudited)
	2021	2020
	USD thousands

Profit (loss) for the period	24,069	(11,782)

Weighted average number of ordinary shares:

	Six months ended June 30 (unaudited)
	2021	2020
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share as of June 30	136,033,008	134,369,723

Basic earnings (loss) per share (in USD)	0.272	(0.194)

	Three months ended June 30 (unaudited)
	2021	2020
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share as of June 30	137,645,630	135,620,865

Basic earnings (loss) per share (in USD)	0.175	(0.087)

Diluted earnings (loss) per share:

The calculation of diluted earnings (loss) per share for the six and three months period ended June 30, 2021 and 2020 was based on profit or for the period divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted):

	Six months ended June 30 (unaudited)
	2021	2020
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	136,033,008	134,369,723
Effect of share options issued	6,084,840	-

Weighted average number of ordinary shares used to calculate diluted earnings per share	142,117,848	134,369,723

Diluted earnings (loss) per share (in USD)	0.260	(0.194)

	Three months ended June 30 (unaudited)
	2021	2020
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	137,645,630	135,620,865
Effect of share options issued	6,112,829

Weighted average number of ordinary shares used to calculate diluted earnings per share	143,758,459	135,620,865

Diluted earnings (loss) per share (in USD)	0.167	(0.087)

NOTE 6:	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.
•	All options are to be settled by physical delivery of ordinary shares or ADSs.
•	Vesting conditions are based on a service period of between 0.5-4 years.

b.	Stock Options:

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2021	2020	2021	2020
	(Thousands)		(GBP)

Outstanding of 1 January	3,781	4,828
Forfeited	(102)	(1,473)	1.6	2.76
Exercised	(167)	(729)	1.35	0.47
Granted	-	1,551	-	1.58

Outstanding of June 30	3,512	4,177
Exercisable of June 30	214	535

In January 2020, the Company’s Board of Directors approved a change in the exercise price and vesting terms relating to 2,204,174 options for ordinary shares held by certain employees (the “Amended Options”), as follows:

		Originally granted		Amended Granted
Grated date	Number of options	Exercise price (GBP)	Exercisable date from	Exercise price (GBP)	Exercisable date from

March 20, 2017	217,000	2.44	March 20, 2019	1.60	July 28, 2021
June 18, 2017	116,000	2.99	June 18, 2019	1.60	July 28, 2021
November 5, 2017	391,000	4.31	November 5, 2019	1.60	July 28, 2021
January 23, 2018	1,163,000	4.37	January 23, 2020	1.60	July 31, 2021
June 20, 2018	52,000	4.37	June 20, 2020	1.60	July 31, 2021
April 2, 2019	265,174	2.06-18.27	April 2, 2019	1.60	July 28, 2021

The options that had a vesting date up to July 2021 will now vest and become exercisable on July 2021, while the vesting and exercise periods of the rest of the options remain unchanged. The incremental fair value (amounting to USD 1,282 thousand) is recognized over the remaining vesting period. The new expiration date is one year after the last exercise date.

c.	Information on measurement of fair value of share-based payment plans:

The total expense recognized in the six months period ended June 30, 2021 and 2020 with respect to the options granted to employees, amounted to approximately USD 718 thousand and USD 1,291, respectively.

The total expense recognized in the three months period ended June 30, 2021 and 2020 with respect to the options granted to employees, amounted to approximately USD 294 thousand and USD 626, respectively.

d.	Restricted Share Units (RSU):

The number of restricted share units is as follows:

	Number of RSU’s		Weighted-Average Grant Date Fair Value
	2021	2020	2021	2020
	(Thousands)

Outstanding at 1 January	3,777	3,969	2.364	2.372
Forfeited	(12)	(45)	6.071	3.922
Exercised	(1,656)	(1,822)	2.145	2.216
Granted	4,765	1,909	10.017	2.413
Restricted stock units assumed in acquisition during the period	-	415	-	2.592

Outstanding at June 30	6,874	4,426	2.752	2.418

The total expense recognized in the six months period ended June 30, 2021 and 2020 with respect to the RSU granted to employees, amounted to approximately USD 2,767 and USD 4,696 thousand, respectively.

The total expense recognized in the three months period ended June 30, 2021 and 2020 with respect to the RSU granted to employees, amounted to approximately USD 1,676 and USD 1,985 thousand, respectively.
Please see Note 1d regarding RSU’s grant to its executive directors.

e.	Performance Stock Units (PSU):

The number of performance stock units is as follows:

	Number of PSU’s		Weighted-Average Grant Date Fair Value
	2021	2020	2021	2020
	(Thousands)

Outstanding of January 1	3,852	5,071	2.155	2.105
Forfeited	(90)	(181)	2.429	2.389
Exercised	(1,918)	(1,738)	2.408	2.402
Granted	2,065	725	10.010	2.590

Outstanding of June 30	3,909	3,877	8.652	2.265

The vesting of the PSU’s is subject to continues employment and compliance with the performance criteria determined by the Company’s Remuneration Committee and the Company’s Board of Directors.
Please see Note 1d regarding PSU’s grant to its executive directors.

The total expense recognized in six months ended June 30, 2021 and 2020 with respect to the PSU granted to employees, amounted to approximately USD 1,466 thousand and USD 2,574 thousand, respectively.

The total expense recognized in three months ended June 30, 2021 and 2020 with respect to the PSU granted to employees, amounted to approximately USD 640 thousand and USD 722 thousand, respectively.

f.	Share based expense recognized in the statements of operation and other comprehensive income is as follows:

	Six months ended June 30 (unaudited)
	2021	2020
	USD thousands

Selling and marketing	1,112	2,975
Research and development	263	182
General and administrative	3,576	5,404

	4,951	8,561

	Three months ended June 30 (unaudited)
	2021	2020
	USD thousands

Selling and marketing	425	1,052
Research and development	120	160
General and administrative	2,065	2,121

	2,610	3,333

NOTE 7:	Subsidiaries

Business combination from a prior period that was measured at provisional amounts.

On January 4, 2020, the Company completed the acquisition of Unruly Holdings Limited and Unruly Media Inc. from News Corp UK & Ireland Limited (UK Seller) and News Preferred Holdings Inc. (US Seller) for total consideration of: (i) issuance of 7,960,111 Ordinary Shares of the Company to the UK Seller in exchange for a loan in the amount of GBP 12,020 thousand (USD 15,729 thousand) between UK Seller (as lender) and Unruly Group Limited (as borrower); (ii) GBP 1 to UK Seller for 100% of the issued share capital of Unruly Holdings Limited; and (iii) issuance of 565,212 Ordinary Shares of the Company to the US Seller and USD 1 for 100% of the issued share capital of Unruly Media Inc.

The financial statements of the Company as of June 30, 2020, included provisional amounts. Upon completing the independent valuation for the business combination, immaterial amounts were retrospectively adjusted.

NOTE 8:	OPERATING SEGMENTS

The Company has a single reportable segment as a provider of marketing services.

Geographical information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Six months ended June 30 (unaudited)
	2021	2020
	USD thousands

America	135,663	63,696
APAC	9,470	8,538
EMEA	7,255	2,062

Total	152,388	74,296

	Three months ended June 30 (unaudited)
	2021	2020
	USD thousands

America	72,403	30,077
APAC	4,920	4,454
EMEA	4,056	1,154

Total	81,379	35,685

NOTE 9:	SUBSEQUENT EVENTS

On July 15 ,2021, Nasdaq IPO underwriters exercised in full their over-allotment option to purchase an additional 1,015,342 ADSs from the Company at the initial public offering price of $19.00 per ADS, raising an additional $19.3 million in gross proceeds to the Company before deducting underwriting discounts and commissions.